UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-25943

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

JMXI Liquidating Trust
Full name of registrant

Former name if applicable

c/o Wells Fargo, National Association (as successor by consolidation to Wells Fargo Bank, Minnesota, National Association), Customized Fiduciary Services, Sixth and Marquette, MAC 9303-120
Address of principal executive office (Street and number)

Minneapolis, Minnesota 55479
City, state and zip code

PART II - RULE 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal period ended December 31, 2007 will not be submitted by the Registrant by the deadline because the Registrant’s current workload exceeds available personnel. The Registrant is in the process of winding up its affairs and certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report. Consequently, the Registrant was unable to perform a complete analysis of all financial and non-financial information for timely inclusion within the report.

PART IV -OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Nicholas D. Tally	612	667-3961
(Name)	(area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?).

☐ Yes ☒ No

JMXI LIQUIDATING TRUST
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2007	By:	/s/ Nicholas D. Tally
Nicholas D. Tally Vice President Wells Fargo Bank, National Association, as Trustee